UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                               BPK RESOURCES, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                                    000-27339
                 -----------------------------------------------
                            (Commission File Number)


                 NEVADA                              88-0426887
--------------------------------------------------------------------------------
   (State or other jurisdiction of      (IRS Employer Identification Number)
    Incorporation of organization)


                        264 UNION BOULEVARD, FIRST FLOOR
                            TOTOWA, NEW JERSEY 07512
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (973) 956-8400
   --------------------------------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

                               BPK RESOURCES, INC.

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

BPK RESOURCES, INC IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY BPK RESOURCES, INC.'S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

      This Information Statement is being furnished to the holders of record on March 22, 2006, of the outstanding shares of common stock, $.001 par value per share ("Common Stock"), of BPK Resources, Inc., a Nevada corporation (the "Company"), in connection with the designation by Graphite Technologies Group, Inc., a Delaware corporation ("Graphite"), of at least a majority of the members of the board of directors of the Company, pursuant to the terms of that certain Agreement and Plan of Merger, dated March 9, 2006 (the "Merger Agreement"), by and among the Company, BPK Resources Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition Sub"), Graphite, Derek Hirsch and James E. Olive, each a principal shareholder of Graphite (collectively, the "Principal Shareholders" and individually, a "Principal Shareholder"). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

      In accordance with the terms of the Merger Agreement: (i) Christopher H. Giordano, Cecile T. DiBona and Michael Rosenbaum, constituting all of the members of the Company's board of directors, will resign from our board effective upon the later of (A) ten (10) days after the date this Information Statement is filed with the Securities and Exchange Commission ("SEC") and mailed to the Company's shareholders of record and (B) the closing of the Merger Agreement (such date being the "Effective Date"); and (ii) Graphite will appoint Derek Hirsch, Thomas G. Dugan, James E. Olive, Alvin B. Marshall, Esq., Edward
L. Ryan Jr., Budea Johns, and Bertil Akesson Jr. to serve as directors of the Company as of the Effective Date.

      This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

                          CHANGE IN CONTROL TRANSACTION

      Pursuant to the terms of the Merger Agreement, Acquisition Sub will be merged with and into Graphite, with Graphite remaining as the surviving corporation (the "Merger"), and the Company will issue: (i) 40,000,000 shares of Common Stock and 585,000 shares of Series D Preferred Stock, which will be convertible into an aggregate of 58,500,000 shares of Common Stock, to the holders of the issued and outstanding shares of common stock of Graphite; and
(ii) 14,546 shares of Series E Preferred Stock, which will be convertible into an aggregate of 3,500,000 shares of Common Stock, to the holders of the of the issued and outstanding shares of preferred stock of Graphite. Immediately after the consummation of the Merger, the holders of the issued and outstanding shares of common stock of Graphite will own approximately forty percent (40%) of the then issued and outstanding shares of Common Stock. A condition to the closing of the Merger is that all of the current officers and directors of the Company resign and that Graphite appoint new officers and directors.

                                VOTING SECURITIES

      The Common Stock is the only class of equity securities of the Company that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of March 22, 2006, there were 54,759,503 shares of Common Stock outstanding.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS IMMEDIATELY PRIOR TO THE MERGER

      The Company's Board of Directors currently consists of Christopher H. Giordano, Cecile T. DiBona and Michael Rosenbaum, and Christopher H. Giordano serves as the Company's sole executive officer.

      Christopher H. Giordano, 50, has served as our Chief Executive Officer, Treasurer and Secretary and a member of our Board of Directors since July 14, 2004. Since October 1991, Mr. Giordano has served as the President of Birchwood Capital Advisors Group, Inc., a New Jersey based company that advises small to medium sized companies regarding debt, equity and structured finance transactions, bankruptcy workouts and financings. Mr. Giordano has over 25 years experience in corporate finance transactions in numerous industries, including energy, financial services and communications.

      Cecile T. DiBona, 53, has been a director of the Company since June 21, 2005. Ms. DiBona served as the Secretary and Treasurer of the Company from April 19, 2002 until July 20, 2004, President between from April 19, 2002 until September 2002, and interim Chief Executive Officer from April 30, 2004 until July 20, 2004. Since 1990, Ms. DiBona has served as the President of ESC Consulting Inc., a Pennsylvania based private management consulting firm which provides corporate secretary and related services to private and public companies.

      Michael Rosenbaum, 68, has been a director of the Company since June 21, 2005. Since October 2004, Mr. Rosenbaum has served as director of Soup Kitchen International, Inc. Since 1993, he has been a director of Protrak International, a company based in New York that develops client relationship management software and sale sales force automation software for clients in the investment-managed industry. From 2002 to 2004, he was director of Israel Technology Management, a venture-capital firm based in New York and Israel specializing in investigating technology companies based in Israel. Between 1999 and 2001, he served as Executive Vice President and as a director of Throttlebox Media, Inc. which filed a petition for protection under federal bankruptcy laws in the Southern District of New York in November 2001. Between 1995 and 2002,

Mr. Rosenbaum was director of Virgin Gorda Investment Co./Virgin Gorda Beach Club, a real-estate development company based in Virgin Gorda, British Virgin Islands. From 1984 to 1992, he was Executive Vice President and director of Brooke Group Ltd. (since renamed Vector Group Ltd.), a company engaged in the manufacture and sale of cigarettes, as well as Western Union and MAI Computer. In 1991, he was Vice Chairman of Skybox, a trading card company which went public and was then acquired for over $100 million.

      Upon the Effective Date, we will accept and make effective the resignations of Christopher H. Giordano, Cecile T. DiBona and Michael Rosenbaum from our board of directors and shall appoint Derek Hirsch, Thomas G. Dugan, James E. Olive, Alvin B. Marshall, Esq., Edward L. Ryan Jr., Budea Johns, and Bertil Akesson Jr. to serve as directors of the Company.

      Neither of Derek Hirsch, Thomas G. Dugan, James E. Olive, Alvin B. Marshall, Esq., Edward L. Ryan Jr., Budea Johns, and Bertil Akesson Jr. nor any of their respective affiliates, has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than: (i) the Merger Agreement and the transactions contemplated thereby; and (ii) between December 26, 2005 and March 22, 2006, the Company has made secured loans in the principal amount of $1,958,000 (which amount may be increased to up to $2,750,000) pursuant to various promissory notes which accrue interest at the rate of 12% per annum, are secured by all of Graphite's assets, and are due and payable on March 31, 2006. In connection with the issuance of the notes, Graphite granted an option to the Company to purchase 36.6% of Graphite's then outstanding shares of common stock calculated on a fully diluted basis for $2,750,000 at any time prior to December 31, 2008. Neither of Derek Hirsch, Thomas G. Dugan, James E. Olive, Alvin B. Marshall, Esq., Edward L. Ryan Jr., Budea Johns, or Bertil Akesson Jr. have a familial relationship with any current or proposed director or executive officer of the Company. The number of equity securities of the Company or rights to acquire any such securities of the Company beneficially owned by Derek Hirsch, Thomas G. Dugan, James E. Olive, Alvin B. Marshall, Esq., Edward L. Ryan Jr., Budea Johns, and Bertil Akesson Jr. are set forth below under the caption "Beneficial Ownership of the Company's Common Stock."

      Upon the Effective Date, the Company shall accept and make effective the resignation of Christopher H. Giordano as an executive officer of the Company, and appoint Derek Hirsch, Thomas G. Dugan, James E. Olive, and Alvin B. Marshall, Esq. to serve as the executive officers of the Company.

      The following sets forth certain information concerning the experience and background of Messrs. Hirsch, Dugan, Olive, Marshall, Ryan, Johns and Akesson.

      Derek Hirsch, 35, has served as Co-Chairman of the Board of Directors of Graphite since June 30, 2004. Since January, 2001, Mr. Hirsch has been the Managing Partner and Chief Investment Officer of DHCI, a Montreal based money management organization established by Mr. Hirsch. Prior to January 2001, Mr. Hirsch was the Managing Partner and Chief Investment Officer of Les Gestions AKD. Mr. Hirsch is an adjunct professor with the John Molson School of Business in Montreal, Canada. Mr. Hirsch is a resident and citizen of Canada.

      Thomas G. Dugan, 69, has served as Co-Chairman of the Board of Directors of Graphite since June 30, 2004. From 1980 until January 2006, Mr. Dugan served as a Financial Advisor and Senior Vice President, Investments, with Legg Mason Wood Walker, Baltimore, Maryland.

      James E. Olive, 59, has been the Chief Executive Officer of Graphite since April 2004 and has been a member of the Board of Directors of Graphite since June 30, 2004. From 1997 until joining Graphite, Mr. Olive was President and Chief Operating Officer of Applied Carbon Technology (America), a company engaged in the graphite business. Mr. Olive's prior experience includes his holding senior executive positions in the industrial engineering, purchasing, sales and marketing departments of Joseph Dixon Crucible Company, Amalgamate Canada and Graphite Trading Corp.

      Alvin B. Marshall, Esq., 66, has been a member of the Board of Directors of Graphite. since June 30, 2004. Since 1970, Mr. Marshall has been a partner of Lipkin, Marshall, Bohorad & Thornburg P.C., a Pennsylvania based law firm specializing in corporation, financing, transactional, employment and labor law. Mr. Marshall has been Senior Managing Partner of the firm since 1995. Mr. Marshall is a member of the regional Advisory Board of Directors of M&T Bank, member of the Board of Directors of Schuylkill Economic Development Corp, and Pottsville Hospital.

      Edward L. Ryan Jr., 56, has been a member of the Board of Directors of Graphite since June 30, 2004. Since 1996, Mr. Ryan has served as the Managing Director, Corporate Bonds of R.W. Pressprich & Co., a New York based NASD member firm. Mr. Ryan is a former Managing Director of Nomura Securities and former Senior Managing Director of Bear Stearns.

      Budea Johns, 42, has been a member of the Board of Directors of Graphite since June 30, 2004. Since February 2004, Mr. Johns has served as the President of CSG Properties, a Pittsburgh based diversified services company specializing in commercial and industrial property ownership, logistics, development and management he founded. Prior to founding CSG, Mr. Johns was a principal and manager of Chapman Business Properties, a property management and development company.

      Bertil Akesson Jr., 36, has been a member of the Board of Directors of Graphite since June 30, 2004. Since January 2003, Mr. Akesson has been Le President Directeur General of Societe d Commerce et de Mine (Paris, France), a mica mining, processing and sales company. Mr. Akesson is the former Sales Manager for Timcal AG (Imerys Group) for graphite and carbon product sales in Germany-Austria-Benelux from January 2001 to October 2003, and formerly associated with Graphitwerk Kropfmuhl during 1995 and 1996. Mr. Akesson will oversee Graphite's graphite sales operations in Europe.

                        OFFICER AND DIRECTOR COMPENSATION

                           SUMMARY COMPENSATION TABLE

      The following table sets forth for each of the last three fiscal years ended December 31, 2005, 2004 and 2003, the remuneration paid by the Company to its executive officers.

                                                                                                   Securities
Name and                              Fiscal                                  Other Annual         Underlying
Principal Position                     Year     Salary($)      Bonus($)      Compensation($)       Options(#)
------------------                     ----     ---------      --------      ---------------       ----------
Christopher H. Giordano (1)            2005     75,000(2)            --                --                 -0-
Chief Executive Officer,
Treasurer and Secretary                2004     12,500(2)           -0-               -0-             500,000

(1) Mr. Giordano was appointed our Chief Executive Officer, President, Treasurer and Secretary and a member of our Board of Directors on July 20, 2004.


(2) Represents accrued salary. On March 7, 2006, Mr. Giordano exercised an option and paid the $65,000 exercise price by set off against accrued salary owed to him.




                       AGGREGATED OPTION/SAR EXERCISES IN
             LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

      The following table sets forth for each named executive officer, information regarding stock options exercised by such officer during the year ended December 31, 2005, together with the number and value of stock options held by such officer at December 31, 2005, each on an aggregated basis. We have not issued any SARs to any of our named executive officers.

                                                                          Number Of         Value Of Unexercised
                                                                     Unexercised Options    In-The-Money Options
                                  Number Of Shares                    At Fiscal Year-End     At Fiscal Year-End
                                     Acquired On                         Exercisable/           Exercisable/
Name                                  Exercise       Value Realized   Unexercisable (#)     Unexercisable ($) (1)
----                              ----------------   --------------  -------------------    ---------------------
Christopher H. Giordano                     *              *           500,000 / -0-                -0- / -0-

* Not applicable.

(1) Based on a price per share of $.13, which was the closing price of our common stock on December 30, 2005 as reported on the Over-the-Counter Bulletin Board. The options were exercised on March 7, 2006.

EMPLOYMENT CONTRACTS AND ARRANGEMENTS

      On November 19, 2004, we entered into a letter agreement with Christopher
H. Giordano pursuant to which Mr. Giordano agreed to serve as our Chief Executive Officer, President, Treasurer and Secretary, in return for which we agreed to pay Mr. Giordano an annual base salary of $75,000. The agreement may be terminated at any time by the Company or Mr. Giordano upon thirty (30) days prior written notice.

DIRECTOR COMPENSATION

      Members of our Board of Directors receive no compensation for serving on our Board, except that each director is entitled to be reimbursed for the reasonable costs and expenses incurred in attending Board meetings.


                               BOARD OF DIRECTORS

ELECTION OF DIRECTORS, MEETINGS OF THE BOARD OF DIRECTORS, AND RELATED MATTERS

      Directors are elected at the annual meeting of shareholders, and each director holds office until his successor is duly appointed or elected, unless he sooner resigns or is removed. During the fiscal year ended December 31, 2005, our Board of Directors held no meetings. All actions of the Board of Directors were taken by written consent. We do not have a policy regarding directors' attendance at annual shareholder meetings and we did not hold such a meeting during the fiscal year ended December 31, 2005.

BOARD COMMITTEES

      Our Board of Directors has no standing audit, compensation or nominating committee.

DIRECTOR NOMINATIONS

      Our Board of Directors has not created a standing nominating committee. We currently conduct limited operations and have only one employee, Christopher H. Giordano, who is our sole executive officer, and one consultant, Cecile T. DiBona, who is also a member of our Board of Directors. Mr. Giordano and Ms. DiBona are integrally involved with our business and operations and are able to contribute valuable insights into the identification of suitable candidates for nomination to the Board. As a result, we believe that it is in our best interest that our entire Board oversee the composition of our Board of Directors and therefore, we have not created a standing nominating committee of the Board. Mr. Rosenbaum satisfies the definition of "independent" established by the American Stock Exchange. Neither Mr. Giordano nor Ms. DiBona satisfies the definition of "independent" established by the American Stock Exchange.

      Our Board of Directors does not have a policy regarding the consideration of director candidates recommended by security holders. We have not conducted an annual meeting of shareholders since October 2002 and since that time we have not received any communication from any shareholder regarding the nomination of any person to serve as a director of the Company. As the Board is integrally involved with the management of the Company, including identifying potential directors, would consider any nomination proposed by any security holder, and has not received any nomination from any security holder, the Company has concluded that its shareholders would not be better served if it adopted a formal policy regarding security holder nominees. Any security holder wishing to nominate any person to serve as a director of the Company should submit such proposal in writing to the attention of our Secretary at BPK Resources, Inc., 264 Union Boulevard, First Floor, Totowa, New Jersey 07512, together with information regarding such person as is required to be included in a proxy statement regarding the election of such person to our Board of Directors.

      There is no specific minimum qualification that the Board believes must be met by a nominee in order to be appointed or nominated to serve on our Board of Directors. The goal is to identify candidates that bring a high level of skill and judgment derived from significant business and professional experience. The experience and background of each nominee is investigated, considered and evaluated by our Board of Directors prior to making any recommendation or appointment. The Board of Directors has no particular process for identifying and evaluating nominees for director and there is no difference in the manner in which the Board evaluates nominees for directors based on whether the nominee is recommended by a security holder.

AUDIT COMMITTEE

      Our Board of Directors has not created a standing audit committee of the Board. Instead, our full Board of Directors acts as our audit committee. Mr. Rosenbaum satisfies the definition of "independent" established by the American Stock Exchange as set forth in Section 121A of the American Stock Exchange Company Guide. Neither Mr. Giordano nor Ms. DiBona satisfies the definition of "independent" established by the American Stock Exchange as set forth in Section 121A of the American Stock Exchange Company Guide.

SHAREHOLDER COMMUNICATIONS

      In light of the limited operations we conduct and the limited number of record shareholders that we have, we have not implemented any formal procedures for shareholder communication with our Board of Directors. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Secretary at BPK Resources, Inc., 264 Union Boulevard, First Floor, Totowa, New Jersey 07512. In general, all shareholder communications delivered to the Secretary for forwarding to the Board or specified Board members will be forwarded in accordance with the shareholder's instructions. However, the Secretary reserves the right to not forward to Board members any abusive, threatening or otherwise inappropriate materials.


               BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK

      The following table sets forth, as of March 22, 2006, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors of the Company upon the Effective Date. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.

Name and Address of Beneficial Owner                                    Amount and Nature
------------------------------------                                     of Beneficial              Percentage
                                                                           Ownership               of Class (1)
                                                                        -----------------          ------------
Christopher H. Giordano                                                     500,000                      *
264 Union Boulevard, First Floor
Totowa, New Jersey  07512

Cecile T. DiBona                                                          50,000 (2)                     *
1604 Locust Street
Philadelphia, Pennsylvania  19004

Michael Rosenbaum                                                         50,000 (2)                     *
55 Woodbine Avenue
Larchmont, New York  10538

BP Investments Group, LLC                                                 27,692,305                   50.6%
111 Presidential Boulevard, Suite 158A
Bala Cynwyd, Pennsylvania  19004

BP Preferred Acquisition, LLC                                              3,700,000                    6.8%
111 Presidential Boulevard, Suite 158A
Bala Cynwyd, Pennsylvania  19004

Millennium International Pension Scheme "JS"                           4,500,000 (3)                     8%
PO Box 100
Sydney Van House
Admiral Park
St Peter Port Guernsey, United Kingdom, GY

Derek Hirsch                                                                -- (4)                       --

Thomas G. Dugan                                                             -- (5)                       --

James E. Olive                                                              -- (6)                       --

Alvin B. Marshall, Esq.                                                     -- (7)                       --

Edward L. Ryan Jr.                                                          -- (8)                       --

Budea Johns                                                                 -- (9)                       --

Bertil Akesson Jr.                                                          -- (10)                      --

All directors and executive officers as a group (3 persons)                 600,000                     1.1%

---------------------

*     Less than one percent (1%).

(1) These percentages have been calculated based on 54,759,503 shares of Common Stock outstanding as of March 22, 2006.

(2)   Consists of shares issuable upon the exercise of outstanding options.

(3)   Includes 1,500,000 shares issuable upon exercise of warrants.

(4) Does not include 3,155,036 shares of Common Stock and 4,569,397 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Hirsch in the Merger.

(5) Does not include 365,087 shares of Common Stock and 533,940 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Dugan in the Merger.

(6) Does not include 3,651,167 shares of Common Stock and 5,339,832 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Olive in the Merger.

(7) Does not include 108,183 shares of Common Stock and 158,217 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Marshall in the Merger.

(8) Does not include 278,170 shares of Common Stock and 406,824 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Ryan in the Merger.

(9) Does not include 108,183 shares of Common Stock and 158,217 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Johns in the Merger.

(10) Does not include 108,183 shares of Common Stock and 158,217 shares of Common Stock issuable upon conversion of preferred stock to be issued to Mr. Akesson in the Merger.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such officers, directors and 10% stockholders are also required by applicable SEC rules to furnish us copies of all forms filed with the SEC pursuant to
Section 16(a) of the Exchange Act. Based solely on our review of the copies of such forms received by us or written representations from such persons that no other reports were required for such persons, we believe that during the fiscal year ended December 31, 2005, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% stockholders were satisfied in a timely fashion except that Cecile T. DiBona failed to timely file a Form 3 upon her becoming a director of the Company and a Form 4 upon being issued options in connection therewith.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We may be deemed to have been in a material relationship with one or more of the parties to the following transactions engaged in by us during our fiscal years ended December 31, 2005 and 2004.

EMPLOYMENT AGREEMENT WITH CHRISTOPHER H. GIORDANO; EXERCISE OF OPTION

      On November 19, 2004, we entered into a letter agreement with Christopher
H. Giordano pursuant to which Mr. Giordano agreed to serve as our Chief Executive Officer, President, Treasurer and Secretary, in return for which we agreed to pay Mr. Giordano an annual base salary of $75,000. The agreement may be terminated at any time by the Company or Mr. Giordano upon thirty (30) days prior written notice. In connection with his employment, we issued an option to Mr. Giordano to purchase 500,000 shares of Common Stock at an exercise price of $.13 per share. On March 7, 2006, Mr. Giordano exercised the option and paid the $65,000 exercise price by set off against amounts owed to him under the letter agreement in accordance with the terms of the option.

DISPOSITION OF OIL AND GAS PROPERTIES TO BP ACQUISITION, LLC

      On July 20, 2004, we entered into a Purchase and Sale Agreement with BP Preferred Acquisition, LLC ("BP Acquisition"). Pursuant to the terms of the Agreement, we disposed of 100% of our ownership interests in CSR-Hackberry Partners, L.P., BPK South Valentine, L.P., PH Gas, L.P., Touchstone Resources 2001-Hackberry Drilling Fund, L.P., Louisiana Shelf Partners, L.P., PHT Partners, L.P. and LS Gas, LLC in consideration for which BP Acquisition agreed to cause us to be released from our obligations to repay an aggregate of approximately $2,800,000 of outstanding indebtedness to Trident and Endeavour. At the time we entered into the agreement with BP Acquisition: (i) BP Investments Group, LLC ("BP Investments") was the beneficial owner of approximately 54% of our then outstanding shares of common stock; (ii) FEQ Investments, Inc. was the manager of both BP Investments and BP Acquisition; and
(iii) Montex Exploration, Inc. ("Montex"), which the beneficially owned in excess of 5% of our then outstanding shares of common stock, owned a 50% membership interest in BP Investments, and a 16% membership interest in BP Acquisition.

CONSULTING AGREEMENT WITH ESC CONSULTING SERVICES, INC.

      On May 31, 2002, we entered into a three-year consulting agreement with ESC Consulting Services, Inc. ("ESC Consulting") to provide management services to us in consideration of monthly consulting fees in the amount of $6,000. During our fiscal years ended December 31, 2005 and 2004, we recorded consulting fees under this agreement of $72,000 each year. On January 26, 2006, the consulting agreement with ESC Consulting was renewed and amended to provide for a term of three years and a monthly fee of $3,000. Cecile T. DiBona, a member of our Board of Directors and a former executive officer of the Company, is the sole owner of ESC Consulting, Inc.

LOANS FROM PRINCIPAL SHAREHOLDERS

      Pursuant to promissory notes dated December 1, 2004, December 9, 2004, December 31, 2004, January 6, 2005, March 15, 2005, June 22, 2005, and September 15, 2005, we borrowed an aggregate of $315,000 from Montex, which beneficially owned in excess of 5% of our outstanding shares of common stock until October 25, 2005. The forgoing loans were made pursuant to various demand promissory notes. Notes in the principal amount of $155,000 accrue interest at the rate of 5.0% per annum, a note in the principal amount of $100,000 accrues interest at the rate of 10% per annum, and a note in the principal amount of $60,000 accrues interest at the rate of 5.25% per annum. The proceeds were used for general working capital purposes, including to fund loans made to a company we had previously identified as an acquisition target. During March 2206, we assigned our rights under these loans to Montex in full satisfaction of the balance due and owing Montex.

      On October 28, 2005, we borrowed $500,000 from K. David Stevenson, an affiliate of Montex which beneficially owned in excess of 5% of our outstanding shares of common stock until October 25, 2005, pursuant to the terms of a demand promissory note which accrues interest at the rate of 10% per annum. In connection with the loan, we issued a warrant to the lender to purchase 300,000 shares of our common stock at an exercise price of $.13 per share. The proceeds have been used for general working capital purposes, including $465,000 to fund a loan made to a company we had previously identified as an acquisition target. During March 2006, we assigned our rights under this loan to Mr. Stevenson in full satisfaction of the balance due and owing Mr. Stevenson.

      On December 26, 2005 and January 26, 2006 we borrowed an aggregate of $350,000 from Bamco Gas, LLC pursuant to unsecured promissory notes. The notes bear interest at 10% per annum prior to maturity and at 12% per annum commencing 10 days after the date of maturity, together with attorneys' fees for collection and payment of such unpaid amounts. The unpaid principal balance of the note, together with all accrued and unpaid interest thereon, is due no later than March 31, 2006. We used the proceeds of the note to finance a portion of the loans made to Graphite. FEQ Gas, LLC serves as the sole manager of Bamco Gas, LLC. FEQ Investments, Inc. serves as the sole manager of FEQ Gas, LLC and BP Investments Group, LLC, the beneficial owner of 27,692,305 shares of common stock of the Company. The notes were repaid during February 2006.




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

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                           BPK Resources, Inc.


                                           /s/  Christopher H. Giordano
                                           -------------------------------------
                                           Christopher H. Giordano
                                           Chairman and Chief Executive Officer
Dated: March 22, 2006


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